Exhibit 99.29

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Timmins Gold Corp.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5

2.	Date of Material Change

February 10, 2011.

3.	Press Release

The Press Release dated February 10, 2011 was disseminated via Marketwire.

4.	Summary of Material Change

Timmins Gold Corp. responded to Capital Gold’s rejection of the merger of equals proposal.

5.	Full Description of Material Change

See Schedule “A” attached.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Bruce Bragagnolo, Chief Executive Officer (604) 638-8980

9.	Date of Report

February 10, 2011.

SCHEDULE “A”

TIMMINS GOLD CORP.
Suite 520 – 609 Granville Street
Vancouver, BC, V7Y 1G5
Tel.: (604) 682-4002
Fax: (604) 682-4003

February 10, 2011	TSX-V: TMM

NEWS RELEASE

TIMMINS GOLD RESPONDS TO CAPITAL GOLD’S REJECTION OF MERGER OF
EQUALS PROPOSAL

VANCOUVER, B.C. –Timmins Gold Corp. (TSX-V:TMM) (“Timmins Gold”) announces that yesterday it sent a letter to the Board of Directors of Capital Gold Corporation (AMEX/TSX: CGC) (“Capital Gold”) responding to their rejection of Timmins Gold’s previously announced proposal for a merger of equals. Under Timmins Gold’s proposal, each share of Capital Gold common stock would be exchanged for 2.27 common shares of Timmins Gold. Based on the average of the respective closing share prices for the last 30 trading days, Timmins Gold’s proposal has a value of US$5.55 per Capital Gold share and exceeds the value of the Gammon offer by US$0.64 per Capital Gold share.

Bruce Bragagnolo, CEO of Timmins Gold, stated: “The proposed transaction is strategically compelling and a superb opportunity to create value for our respective shareholders. Combining Capital Gold and Timmins Gold will create a solid mid-tier gold producer, with production of approximately 160,000 ounces of gold per year and estimated reserves of approximately 2.2 million ounces* of gold, which we believe will generate a unique re-rating opportunity that will benefit Capital Gold and Timmins Gold shareholders alike.”

Mr. Bragagnolo added, “We believe that our proposal clearly delivers both greater short-term and long-term value to Capital Gold shareholders compared to the Gammon offer, as well as providing greater certainty of closing to Capital Gold. Shareholders holding approximately 35% of the shares of Capital Gold have expressed their support for our merger proposal.”

Below is the text of the letter that Timmins Gold sent to Capital Gold’s Board of Directors:

“February 9, 2011

BY EMAIL AND COURIER

Board of Directors
Capital Gold Corporation
76 Beaver Street, 14th Floor
New York, NY 10005

Attention: John Cutler
                   Chairman of the M&A Committee
Gentlemen:

Re: Due Diligence

This letter is in response to your letter of February 1, 2011. We take issue with both its contents and timing.

You invited us to meet in Philadelphia on January 6, 2011 based on your conclusion that our proposal may reasonably lead to a superior proposal as defined in your agreement with Gammon. Given that the value of our proposal has long exceeded Gammon's offer, such a decision was long overdue.

We attended the January 6 meeting seeking your acknowledgment that our proposal provides greater value to Capital Gold shareholders so that you could commence the matching period under the Gammon agreement, which would have given Gammon the option to increase its offer to match our proposal. Thus, our proposal provided you the exceptional opportunity to realize greater value for your shareholders, either with Timmins Gold or through an improved offer from Gammon.

At the January 6 meeting, you asked us questions about (i) our financial position -- particularly whether we could fund a $10.3 million payment to Gammon, $3.5 million of change of control payments and other expenses -- and (ii) our operations -- particularly about our gold recoveries and cash costs. We responded to your queries and offered to provide supporting materials.

At the conclusion of the meeting, you advised that you could not conclude that our proposal constituted a superior proposal without performing thorough due diligence on Timmins Gold. That you needed to do confirmatory due diligence was perfectly reasonable. However, given (i) that you had considered a merger with us in July, August and September 2010 and, therefore, had performed some prior due diligence, including two site visits to our San Francisco mine in July and August 2010, and (ii) the contested nature of the proposed transaction, we expected that your diligence would be targeted and expeditious. Instead you sent us generic due diligence requests. This caused us to become skeptical about the nature of your due diligence requests. As a result, we suggested that you focus your attention on our San Francisco mine to ensure you could be satisfied as to our operations. We expected this to be the essential focus of any due diligence.

To that end, on January 12 (two days after receipt of your diligence request list), we arranged for a conference call to discuss the San Francisco mine and our operations, and made our independent mining consultant, Micon International, available to you. On January 14 (four days after receipt of your due diligence request), we arranged for Scott Hazlitt and representatives of your independent mining consultant, SRK, to conduct (another) site visit to the San Francisco mine. SRK subsequently delivered a voluminous due diligence request list.

On January 18, we received the following email message from Scott Hazlitt: "Thank you very much for an excellent visit of your mine last Friday. The four SRK engineers that accompanied me were also impressed with your operation and personnel. Please thank Arturo and Daniel for their help with the visit. We look forward to completion of due diligence by the SRK Consulting group."

That was your last communication about the mine and our operations. You never raised any issues about our operations -- gold recoveries, cash cost or otherwise. Nevertheless, you continued to push to receive responses to all of your due diligence requests.

On Thursday, January 27, and Friday, January 28, after substantial effort, and within the deadline set out in your January 27 letter, we provided you and SRK with approximately 120 megabytes of requested operational and financial information.

Less than three days later, on January 31, you met and on the recommendation of the M&A Committee made the determination to terminate discussions with Timmins Gold. The following day, on February 1, you sent us a letter informing us that you were terminating discussions with Timmins Gold.

Your February 1 letter raises a number of issues regarding our finances, management team and operations that you claim to have identified in and unable to satisfy through your due diligence. We note that you reached your decision to terminate discussions with us less than three full days after we sent you a very large volume of material and without raising any of your concerns with us. That you could come to a conclusion so quickly without any dialogue with us or our independent mining consultants -- either to fulfill your own stated fiduciary duties or even as a courtesy -- leaves us wondering how thorough your due diligence process was. In fact, the information we delivered to you on January 27 and 28 provides all of the answers to your queries about our operations.

The statement in your February 1 press release that your decision to terminate discussion with Timmins was "based upon Capital Gold’s review of Timmins’ due diligence materials” is vague and perhaps even misleading. It is also potentially damaging to Timmins Gold and, therefore, we need to address each of the "concerns" you raise.

Finances

1)  You state that our cash and cash equivalents increased by only $0.4 million during the quarter ended December 31, 2010 and, therefore, you question whether we can continue as a going concern.

Response: Included in expenditures during the quarter were exploration ($1.1 million), on-going expansion project ($1.3 million) and the vendor loan payment ($1.7 million). We also paid $6.8 million on the gold loan and only have 6 more payments left. We are cash flow positive and are able to fund our ongoing expenditures with cash flow from operations. We would be able to fund the ongoing expenditures of the merged companies from operations had the termination fee with Gammon not been in issue.

2)  You question our ability to fund the termination fee that could be payable to Gammon.

Response: Putting aside whether this is an appropriate line of inquiry or is evidence that your agreement with Gammon is preclusive, we have sufficient funds to pay Gammon if required. As we stated at the meeting in Philadelphia and consistent with the materials we provided, such a payment would deplete our funds and, therefore, if required to fund the payment to Gammon as matter of prudency we would likely seek additional capital. We further advised you on January 6 that Timmins Gold was quite capable of raising additional funds necessary to complete the transaction with Capital Gold. Our recollection is that your financial adviser agreed that we could raise such capital. We advised you that we were prepared to engage in further discussions with you to discuss the amount and timing of such financing; however, we did not hear back from you.

3)  You state that neither Timmins Gold nor its auditors opine as to the effectiveness of Timmins’ internal control over financial reporting on an annual basis.

Response: Neither Timmins Gold nor its auditors is currently required to opine as to the effectiveness of our internal controls. Thus, this "concern" is an absolute red herring. However, as you well know, in connection with a merger with Capital Gold we will become subject to such requirements and have sufficient time to comply.

Management

You state that you are concerned about our current management structure and experience level and our ability to successfully consummate and integrate a transaction with the Capital Gold.

Response: This "concern" has no basis in fact and is inconsistent with our historic performance, our track record of executing our business plan, our demonstrated ability to raise capital and investors' confidence in management. We need only point you to the fact that a significant portion of your shareholders favor a transaction with Timmins Gold to refute this unfounded concern.

Operations

1)  You question our ability to fund expansion of the San Francisco mine.

Response: The expansion of the San Francisco mine to increase crushing capacity to 18,000 tonnes per day, including additional leach solutions handling and ADR plant expansion, has commenced. The expansion activities were observed by, and discussed with, SRK personnel on their site visit.

We expect to spend approximately US$5.2 million for the expansion, which we plan to complete in June 2011. We have already incurred about 30% of such cost, which we have funded with cash from operations, and foresee no issue financing the balance with cash from operations. The projected capital expenditures for this expansion were published in our latest NI 43-101 report on new mine reserves, dated as of November 30, 2010, which was prepared by Micon (the “Technical Report”).

2)  You question whether the life-of-mine grade disclosed in the Technical Report of 0.695 g/t can be achieved in light of the actual grade that has been mined at the project to date, what impact this may have on the mine life and whether 70% recovery is achievable in the near term.

Response: Our mine production program is clearly outlined in the Technical Report, as well as in our response to SRK’s due diligence questionnaire (please see page 8 of our response to point 1.10) . Our previous mine reserve estimates (based on a preliminary feasibility study in March 2008) assumed a gold price of US$500 per ounce and a cash operating cost of US$7.38 per tonne of ore processed. In contrast, the Technical Report utilized a price of gold of US$900 per ounce (an increase of 80% from the preliminary feasibility study) and a cash operating Life of Mine (“LOM”) cost of US$7.88 per tonne of ore processed (an increase of 6.8% LOM from the preliminary feasibility study). As a result of the updated estimates utilized in the Technical Report, the cut-off grade was reduced from 0.22 g/t Au to 0.16 g/t Au. That is, we are now able to process lower grade gold. Previously, the average grade of our reserve was 0.84 g/t Au, whereas in our new plan the average gold grade in our reserve is 0.695 g/t Au, a reduction of 17 % in the gold grade processed. This is reflected in a corresponding 17% increase in the LOM cost per ounce processed from US$417 per ounce of gold to US$489 per ounce of gold. However, our costs per tonne only increased by 6.8%, which is primarily attributable to inflation. Higher prices of gold coupled with a small increase in operating costs increased the value of our mine. At US$1,000 per ounce of gold, our projected NPV (at an 8% discount rate) in 2008 was US $131.8 million, compared to a current NPV of $216.8 million. Given that, at the end of December 2010, we were projecting an after-tax profit, the San Francisco mine’s NPV had an increase greater than US$100 million.

While the above response deals with the technical aspects of your concern, all of which is included in the due diligence materials we delivered to you, let us get to the heart of the matter. It seems that you are suggesting that we are “high grading” the San Francisco mine. This is not the case. We have mined out all ore reserves above cut off grade, initially 0.22 g/t Au and now 0.16 g/t Au. We have stockpiled lower grade material for processing in the future when our expansion is complete. High grading is not mining the ore grade, whereas we are mining all of our ore above cut-off grade. As prudent operators, we will make a strategic decision based on gold price and cash flow as to when to process lower grade ore.

In addition, we continue to extract and recover at a rate of 70% as predicted in our mine plan. As you should know, heap leach operations across the globe typically have a leach cycle of at least three months before they actually begin recovering and selling gold. Again, all of this information was delivered to you in response to SRK's due diligence requests. Please refer to pages 1, 2, 3 and 9 of our response report and points 1.1 and 1.2 of SRK's due diligence request list.

3)  You question whether the $489 cash cost per ounce disclosed in the Technical Report can be achieved in the "near term" in light of historic cash costs.

Response: First, the $489 cash cost per ounce is a LOM estimate, not a near term estimate. You know this (or should know this). Second, our operating costs have been (as expected) higher in the beginning of production and are expected to gradually reduce to projected levels over time. There are two components to a ramp up year. The first is the higher initial strip ratio required to access the ore, and the second is the leach cycle of gold extraction. On our new mine plan, during the first year of production we have a strip ratio of 3.4, compared to a projected LOM strip ratio of 1.9, and projected strip ratios of 2.0, 2.0, 1.6 and 1.1 in years 2 through 5, respectively.

The other cost component is the leach cycle. All heap leach operators go through the same process. Our operating costs are in line with projected LOM costs. Remember that we just began commercial production in April 2010 and at September we were still in a ramp-up production cycle.

If you have any concerns based on information or a report provided to you by SRK we suggest that you provide us with a copy of that report so that we and our consultants can address such concerns.

As our responses demonstrate, all of the concerns expressed in your February 1 letter could have been alleviated had you taken the time to discuss such concerns with us or allowed SRK the time to complete its report. The fact that you have again rejected our clearly superior proposal without any dialogue and less than three full days after we have sent you extensive due diligence materials is disappointing. Unfortunately, it is consistent with your past behaviour toward us and seems to confirm that our skepticism regarding your due diligence process was well founded.

Sincerely,

TIMMINS GOLD CORP.

Per:

Bruce Bragagnolo
Chief Executive Officer

As a result of Capital Gold's repeated rejection of Timmins Gold’s merger of equals proposal, Timmins Gold announces that it intends to make its offer directly to Capital Gold stockholders and will soon file a registration statement containing a prospectus/offer to exchange with the Securities and Exchange Commission and Canadian securities regulators so that Capital Gold stockholders have the opportunity to select Timmins Gold's proposal over the Gammon deal.